Exhibit 10.2

                       James M. Levine Retirement Benefits

     Effective January 1, 2002, James M. Levine received an additional five years of service for purposes of calculating the annual benefits that would be provided to Mr. Levine under the Pinnacle West Capital Corporation Employees' Retirement Plan and the Pinnacle West Capital Corporation Supplemental Excess Benefit Retirement Plan. Accordingly, Mr. Levine's credited years of service increased from thirteen to eighteen. In addition, also beginning in 2002, the percentage of Mr. Levine's annual compensation payable to him at age 65 following his retirement will increase by three percent (3%) per year, up to a maximum of 70%, rather than the current two percent (2%) per year, from its present level of forty-six percent (46%). The Board of Directors of Pinnacle West Capital Corporation approved the foregoing changes to Mr. Levine's retirement benefits on June 19, 2002.